UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Fredric M. Zinn, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein as of November 30, 2012 is 1,507,485 shares, which constitute approximately 6.6% of the total number of shares outstanding.  All ownership percentages assume that there are 22,706,519 shares outstanding, including 213,390 shares subject to presently exercisable options and deferred stock units which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS Edward W. Rose, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Edward W. Rose, III is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 701,224 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 701,224 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,423 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 3 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes shares subject to options to purchase (i) 7,500 shares at $26.59 per share, (ii) 12,500 shares at $12.72 per share, (iii) 7,500 shares at $19.49 per share, and (iv) 11,500 shares at $19.67 per share. Excludes deferred stock units representing 2,199 shares of Stock.

(2)
Includes shares subject to options to purchase (i) 7,500 shares at $26.59 per share, (ii) 12,500 shares at $12.72 per share, (iii) 7,500 shares at $19.49 per share, and (iv) 11,500 shares at $19.67 per share, all of which are exercisable within 60 days. Includes deferred stock units representing 2,199 shares of Stock which are issuable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS James F. Gero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION James F. Gero is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 140,471 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 140,471 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,362 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 5 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 140,471 shares held jointly with Catherine A. Gero. Excludes shares subject to options to purchase (i) 7,500 shares at $26.59 per share, (ii) 12,500 shares at $12.72 per share, (iii) 7,500 shares at $19.49 per share, and (iv) 11,500 shares at $19.67 per share. Excludes deferred stock units representing 3,891 shares of Stock.

(2)
Includes 140,471 shares held jointly with Catherine A. Gero. Includes shares subject to options to purchase (i) 7,500 shares at $26.59 per share, (ii) 12,500 shares at $12.72 per share, (iii) 7,500 shares at $19.49 per share, and (iv) 11,500 shares at $19.67 per share, all of which are exercisable within 60 days. Includes deferred stock units representing 3,891 shares of Stock which are issuable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS John F. Cupak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION John F. Cupak is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,660 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,660 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,760 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 7 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 7,000 shares subject to an option at $31.11 per share, 2,400 shares subject to an option at $10.09 per share, 3,500 shares subject to an option at $19.49 per share, and 4,500 shares subject to an option at $19.67 per share. Excludes deferred stock units representing 3,800 shares of Stock.

(2)
Includes 7,000 shares subject to an option at $31.11 per share, which is exercisable within 60 days as to such shares. Includes 1,200 shares subject to an option at $10.09 per share, which is exercisable within 60 days as to such shares; excludes 1,200 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 2,100 shares subject to an option at $19.49 per share, which is exercisable within 60 days as to such shares; excludes 1,400 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 1,800 shares subject to an option at $19.67 per share, which is exercisable within 60 days as to such shares; excludes 2,700 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes deferred stock units representing 3,800 shares of Stock which are not issuable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS Leigh J. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Leigh J. Abrams is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,722 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,722 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,122 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 9 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 20,000 shares subject to an option at $31.11 per share, 20,000 shares subject to an option at $10.09 per share, 11,400 shares subject to an option at $19.49 per share and 18,000 shares subject to an option at $19.67 per share.

(2)
Includes 20,000 shares subject to an option at $31.11 per share, which is exercisable within 60 days as to such shares.  Includes 16,000 shares subject to an option at $10.09 per share, which is exercisable within 60 days as to such shares; excludes 4,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 11,400 shares subject to an option at $19.49 per share and 18,000 shares subject to an option at $19.67 per share, all of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS Fredric M. Zinn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Fredric M. Zinn is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,798 (1)
	8	SHARED VOTING POWER 45,380 (2)
	9	SOLE DISPOSITIVE POWER 40,798 (1)
	10	SHARED DISPOSITIVE POWER 45,380 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,978 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26168L 205	13D	Page 11 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 41,662 shares held jointly with Ronni Zinn, and 3,718 shares owned by one of Mr. Zinn’s adult children. Excludes 15,000 shares subject to an option at $31.11 per share, 20,000 shares subject to an option at $10.09 per share, 16,000 shares subject to an option at $19.49 per share, and 28,000 shares subject to an option at $19.67 per share. Excludes deferred stock units representing 164,748 shares of Stock.

(2)	Includes 3,718 shares owned by one of Mr. Zinn’s adult children, and 41,662 shares held jointly with Ronni Zinn.

(3)
Includes 3,718 shares owned by one of Mr. Zinn’s adult children, and 41,662 shares held jointly with Ronni Zinn.  Includes 15,000 shares subject to an option at $31.11 per share, which is exercisable within 60 days as to such shares.  Includes 16,000 shares subject to an option at $10.09 per share, which is exercisable within 60 days as to such shares; excludes 4,000 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 9,600 shares subject to an option at $19.49 per share, which is exercisable within 60 days as to such shares; excludes 6,400 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 11,200 shares subject to an option at $19.67 per share, which is exercisable within 60 days as to such shares; excludes 16,800 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes deferred stock units representing 164,748 shares of Stock which are not issuable within 60 days.

CUSIP No. 26168L 205	13D	Page 12 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004, Amendment No. 15 thereto dated May 31, 2005, Amendment No. 16 thereto dated November 17, 2005, Amendment No. 17 thereto dated December 20, 2005, Amendment No. 18 thereto dated August 3, 2007, Amendment No. 19 thereto dated February 25, 2009,Amendment No. 20 thereto dated March 1, 2010 and Amendment No. 21 thereto dated May 31, 2012: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”) and William Edward Rose (“WER”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.  Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 13 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1.	SECURITY AND ISSUER

No change.

Item 2.	IDENTITY AND BACKGROUND

No change.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, FMZ, JFC AND LJA:

EWR expended an aggregate of $2,159,672 for the shares owned by him, exclusive of shares subject to options.

JFG expended $697,534 for the shares owned by him, exclusive of shares subject to options.

JFC expended $88,793 for the shares owned by him, exclusive of shares subject to options.

LJA expended $341,707 for the shares owned by him, exclusive of shares subject to options.

FMZ expended $319,335 for the shares owned by him, including the shares owned by one of his adult children and the shares FMZ jointly owns with Ronni Zinn, exclusive of shares subject to options.

Item 4.	PURPOSE OF TRANSACTION

No material change.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, JFC, LJA, and FMZ.

Because of EWR’s sole ownership of 742,423 shares, including 39,000 shares pursuant to options exercisable within 60 days and 2,199 shares pursuant to deferred stock units issuable within 60 days, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 742,423 constituting approximately 3.3% of the outstanding shares of Stock.

Because of JFG’s sole ownership of 39,000 shares pursuant to options exercisable within 60 days and 3,891 shares pursuant to deferred stock units issuable within 60 days, and the 140,471 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 183,362 shares, constituting approximately 0.8% of the outstanding shares of Stock.

Because of JFC’s sole ownership of 20,760 shares, including 12,100 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 20,760 constituting approximately 0.1% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 14 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

Because of LJA’s sole ownership of 176,122 shares, including 65,400 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 176,122 constituting approximately 0.8% of the outstanding shares of Stock.

Because of FMZ’s sole ownership of 92,598 shares, including 51,800 shares pursuant to options exercisable within 60 days, the 3,718 shares owned by one of Mr. Zinn’s adult children and the 41,662 shares FMZ jointly owns with Ronni Zinn, the aggregate number of shares of Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 137,978 constituting approximately 0.6% of the outstanding shares of Stock.

Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, JFC, LJA, and FMZ.

EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 701,224 shares of Stock, excluding 39,000 shares subject to options which are exercisable within 60 days and 2,199 shares subject to deferred stock units which are issuable within 60 days.

JFG has no sole power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Stock, excluding 39,000 shares subject to options which are exercisable within 60 days and 3,891 shares subject to deferred stock units which are issuable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 140,471 shares of Stock.

JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 12,100 shares subject to options which are exercisable within 60 days.

LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 110,722 shares of Stock, excluding 65,400 shares subject to options which are exercisable within 60 days.

FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,798 shares of Stock, excluding 51,800 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 45,380 shares of Stock.

CUSIP No. 26168L 205	13D	Page 15 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

Paragraph (c) of Item 5 is hereby partially amended by adding the following information to the end thereof:

On June 1, 2012 EWR sold 48,922 shares of Stock at an average price of $26.01 per share in the open market.

On June 4, 2012 EWR sold 12,078 shares of Stock at an average price of $26.00 per share in the open market.

On June 5, 2012 FMZ sold 2,500 shares of Stock at an average price of $26.00 per share in the open market.

On June 8, 2012 FMZ sold 2,500 shares of Stock at an average price of $27.50 per share in the open market.

On August 7, 2012 LJA sold 12,504 shares of Stock at an average price of $29.18 per share in the open market.

On August 8, 2012 LJA sold 7,496 shares of Stock at an average price of $29.01 per share in the open market.

On August 15, 2012 5,464 shares of Stock were issued to FMZ upon conversion of deferred stock units.

On August 16, 2012 LJA sold 10,000 shares of Stock at an average price of $29.37 per share in the open market.

On August 17, 2012 LJA sold 4,903 shares of Stock at an average price of $29.51 per share in the open market.

On August 21, 2012 FMZ sold 5,494 shares of Stock at an average price of $29.23 per share in the open market.

On August 22, 2012 JFC exercised an option for 3,600 shares of Stock at the exercise price of $10.09 per share.

On August 22, 2012 JFC sold 3,600 shares of Stock at an average price of $29.10 per share in the open market.

On August 22, 2012 EWR sold 12,073 shares of Stock at an average price of $29.04 per share in the open market.

On August 24, 2012 EWR sold 27,621 shares of Stock at an average price of $29.04 per share in the open market.

On August 27, 2012 EWR sold 15,062 shares of Stock at an average price of $29.07 per share in the open market.

On August 28, 2012 EWR sold 25,810 shares of Stock at an average price of $29.13 per share in the open market.

On August 29, 2012 EWR sold 25,767 shares of Stock at an average price of $29.11 per share in the open market.

On August 30, 2012 EWR sold 4,399 shares of Stock at an average price of $29.02 per share in the open market.

CUSIP No. 26168L 205	13D	Page 16 of 19 Pages

On August 31, 2012 EWR sold 36,918 shares of Stock at an average price of $29.07 per share in the open market.

On September 4, 2012 EWR sold 18,553 shares of Stock at an average price of $29.05 per share in the open market.

On September 5, 2012 EWR sold 54,912 shares of Stock at an average price of $29.00 per share in the open market.

On September 6, 2012 EWR sold 67,338 shares of Stock at an average price of $29.06 per share in the open market.

On September 7, 2012 EWR sold 116,225 shares of Stock at an average price of $29.04 per share in the open market.

On September 7, 2012 LJA sold 5,097 shares of Stock at an average price of $29.04 per share in the open market.

On September 10, 2012 EWR sold 96,892 shares of Stock at an average price of $29.01 per share in the open market.

On September 11, 2012 EWR sold 11,932 shares of Stock at an average price of $29.02 per share in the open market.

On September 12, 2012 EWR sold 2,539 shares of Stock at an average price of $29.58 per share in the open market.

On September 12, 2012 LJA sold 8,170 shares of Stock at an average price of $29.50 per share in the open market.

On September 13, 2012 EWR sold 48,224 shares of Stock at an average price of $29.52 per share in the open market.

On September 13, 2012 LJA sold 1,830 shares of Stock at an average price of $29.42 per share in the open market.

On September 14, 2012 EWR sold 124,206 shares of Stock at an average price of $29.71 per share in the open market.

On September 17, 2012 EWR sold 11,529 shares of Stock at an average price of $29.75 per share in the open market.

On September 18, 2012 EWR sold 9,005 shares of Stock at an average price of $30.00 per share in the open market.

On September 18, 2012 LJA sold 8,995 shares of Stock at an average price of $30.00 per share in the open market.

On September 19, 2012 EWR sold 36,528 shares of Stock at an average price of $30.00 per share in the open market.

On September 19, 2012 LJA sold 36,503 shares of Stock at an average price of $30.00 per share in the open market.

On September 20, 2012 EWR sold 23,810 shares of Stock at an average price of $30.00 per share in the open market.

On September 20, 2012 LJA sold 4,502 shares of Stock at an average price of $30.00 per share in the open market.

CUSIP No. 26168L 205	13D	Page 17 of 19 Pages

On September 21, 2012 EWR sold 53,450 shares of Stock at an average price of $30.15 per share in the open market.

On September 24, 2012 EWR sold 77,207 shares of Stock at an average price of $30.36 per share in the open market.

On September 24, 2012 JFG exercised an option for 7,500 shares of Stock at the exercise price of $24.89 per share.

On September 24, 2012 JFG sold 7,500 shares of Stock at an average price of $30.54 per share in the open market.

On September 25, 2012 JFG sold 20,771 shares of Stock at an average price of $31.10 per share in the open market.

On September 28, 2012 EWR exercised an option for 7,500 shares of Stock at the exercise price of $24.89 per share.

On September 28, 2012 EWR sold 7,500 shares of Stock at an average price of $30.52 per share in the open market.

On November 13, 2012 EWR sold 3,890 shares of Stock at an average price of $31.25 per share in the open market.

On November 15, 2012 3,066 shares of Stock were issued to FMZ upon conversion of deferred stock units.

On November 19, 2012 EWR sold 27,014 shares of Stock at an average price of $30.51 per share in the open market.

On November 20, 2012 EWR sold 7,229 shares of Stock at an average price of $30.51 per share in the open market.

On November 20, 2012 EWR, JFG and LJA were each granted 4,263 shares of restricted Stock.

On November 29, 2012 EWR sold 2,100 shares of Stock at an average price of $32.75 per share in the open market.

On November 29, FMZ EWR sold 11,200 shares of Stock at an average price of $32.51 per share in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

No material change.

CUSIP No. 26168L 205	13D	Page 18 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2012
/s/ Leigh J. Abrams

Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	Page 19 of 19 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: November 27, 2012
/s/ Leigh J. Abrams
Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.